

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

May 29, 2014

Via Facsimile
Mr. Robert T. O'Shaughnessy
Chief Financial Officer
PULTEGROUP, Inc.
100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, MI 48304

> **Re: PULTEGROUP, Inc.**
> **Definitive Proxy Statement on Form 14A**
> **Filed March 27, 2014**
> **File No. 1-9804**

Dear Mr. O'Shaughnessy:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 24

Market Comparisons, page 30

1.   Please refer to comment seven in our letter dated April 29, 2011 and your response dated May 19, 2011. We note that you continue to disclose that the committee uses a guideline range of the 50_{th} to 75_{th} percentile of market data to establish target compensation levels; however you do not disclose where each element of actual compensation fell relative to the guideline range. Please revise your future filings to comply with our prior comment seven in full.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sherry Haywood at (202) 551-3345 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief